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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] Kinross                                           Toll Free: 866-561-3636
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                                                           FOR IMMEDIATE RELEASE
                                                               FEBRUARY 27, 2005

            KINROSS OBTAINS COURT ORDER TO EXTEND ANNUAL MEETING DATE

TORONTO - Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today that the Ontario Superior Court of Justice has granted an order extending the time for holding Kinross' annual and special meeting of shareholders for the year ended December 31, 2004. The order provides an extension until June 30, 2006, which will allow Kinross to combine its shareholders' meeting for the year ended December 31, 2004 with its shareholders' meeting for the year ended December 31, 2005. The combined meeting is currently anticipated to be held in early May.


For additional information, please contact:

TRACEY M. THOM
DIRECTOR, INVESTOR RELATIONS
& CORPORATE COMMUNICATIONS
Tel: (416) 365-1362
Cell: (416) 301-9022
TRACEY.THOM@KINROSS.COM